Exhibit 20



                           Media Relations:         Investor Relations:
                           Roger W. W. Baker        Daniel A. Conforti
                           (203) 698-5148           (203) 698-5132






               AMERICAN BRANDS REPORTS THIRD QUARTER E.P.S. UP 11%
                 EXCLUDING 1995 GAIN ON DISPOSAL OF BUSINESSES;
                            REAFFIRMS STRONG OUTLOOK

        Solid Sales and Contribution Increases Delivered by Both Gallaher
      Tobacco and Non-tobacco Operations, Which Will Become Fortune Brands
                           Following Gallaher Spin Off


  Old Greenwich, CT, October 22, 1996 -- American Brands, Inc.

  (NYSE-AMB) today announced that earnings per Common share rose

  11% to 80 cents for the quarter ended September 30, 1996,

  compared with 72 cents in the third quarter of 1995.  Fully diluted earnings per share rose 11% to 79 cents.  These

  comparisons exclude a 10 cent (9 cents fully diluted) gain on disposal of businesses in last year's third quarter.

       For the nine months, earnings per share were $2.19, up 12%

  from $1.95 last year.  Fully diluted earnings per share rose 12%

  to $2.15.  The nine month comparisons exclude the 1995 gain on disposal of businesses as well as extraordinary charges relating to the retirement of debt of 1 and 6 cents per share in 1995 and

  1996, respectively.

       Net sales, excluding foreign exchange impact and businesses sold in 1995, rose 6% in the third quarter and 7% for the nine months.  Operating company contribution on the same basis was up

  7% in the third quarter and 8% for the nine months.  Last year,

  U.K. retailing and housewares operations, which generated

  substantial sales, were sold.  Including foreign exchange impact and the disposed businesses, sales were up 1% and down 2% in the quarter and nine months, respectively, and contribution was up 6%

  in both periods.

       Income before the gain on disposal of businesses was up 2%

  in the quarter, and, also excluding the extraordinary charges,

  was up 4% in the nine months.  Including the extraordinary charges and last year's gain on disposal of businesses, net income declined 11% and 4% in the quarter and nine months,

  respectively.

       Fluctuations in exchange rates for foreign currencies,

  primarily the British pound, adversely affected sales by $26 million and $153 million in the quarter and nine months,

  respectively, and E.P.S. for the nine months by 3 cents (no impact in the quarter).  Conversely, an 8% decline in average primary Common shares outstanding in both the quarter and nine months benefited primary E.P.S. by 6 cents and 17 cents.

  Additionally, reflecting the redemption of a convertible

  debenture issue, fully diluted shares declined 9% in the quarter and 10% year-to-date, favorably affecting fully diluted E.P.S. by

  8 cents and 21 cents, respectively.

       Chairman and Chief Executive Officer Thomas C. Hays said:

  "American Brands again achieved excellent growth in earnings per share.  E.P.S. was up 11% in the third quarter and 12% year-to-

  date, and we posted higher operating company contribution in every category."



                     Proposed Gallaher Spin Off



       "From this strong foundation," Hays noted, "we announced

  plans two weeks ago to spin off our U.K.-based Gallaher tobacco business to shareholders and, when that transaction is

  consummated, to change the name American Brands to Fortune

  Brands."  Completion of the transaction is contingent upon receipt of favorable tax rulings and relevant stockholder

  approvals.



  :::Significant Dividend Benefit:::

       For shareholders, there will be a significant dividend

  benefit following consummation of the transaction.  The combined initial annualized dividend per share currently contemplated by the management of both companies (Fortune Brands and Gallaher)

  will equal, based on a $1.56 sterling exchange rate, the existing

  $2.00 per share American Brands dividend.  U.S. and eligible U.K.

  taxpayers will effectively receive about another 30 cents, or

  15%, for a total of about $2.30.  This added benefit comes in the form of a refund or credit of the U.K. Advance Corporation Tax that is paid by Gallaher on its dividends.  Future dividends for

  Fortune Brands and Gallaher will be determined by the respective

  Boards of each company following the spin off.



  :::Share Repurchases:::

       Hays said that, following the transaction, Fortune Brands

  will consider repurchasing up to 10 million shares, depending on market conditions and other investment opportunities.  He pointed out that American Brands has recently invested nearly $1.8 billion to reduce fully diluted shares by over 12 million, or 7%,

  in 1996, and by 30 million, or more than 14%, in 1995.  Last week, the Company announced that, on December 12, it will redeem three Eurodollar convertible debenture issues with a currently outstanding aggregate principal amount of less than $20 million.



                               Outlook



       Hays noted that "we are on track for another excellent year in 1996, with E.P.S. growth, excluding one-time items, in line with our long-term growth goal for American Brands in the range of 10%.  Following the spin off of Gallaher and assuming a satisfactory economic and pricing environment, our long-term

  E.P.S. growth goal for Fortune Brands will be substantially higher -- in the range of 13-15%."



                      Fortune Brands Highlights



       Fortune Brands, which will consist of American Brands' non-

  tobacco operations, will be a premier international consumer products company with a strong growth outlook and a formidable array of category-leading brands.  About a third of operating income will come from hardware and home improvement brands, a third from distilled spirits brands, and the remaining third split between golf and office products brands.

       Each of these categories has achieved record sales and

  higher contribution in 1996, both in the third quarter and for the nine months.  Overall, the Fortune Brands operations had sales in the quarter of $1.16 billion and contribution of $160 million, up 8% and 9%, respectively.  For the nine months, sales were $3.4 billion and contribution was $489 million, up 8% and

  11%, respectively.



  :::Hardware and home improvement brands:::

       Led by particularly robust gains for Moen, the number 1

  kitchen and bath faucet in North America, the hardware and home improvement brands achieved a 10% gain in contribution on record sales in the quarter.  Moen achieved double-digit sales and contribution increases, driven by strong consumer demand and solid increases with wholesalers, who are responding to a

  positive housing environment.  Sales also increased significantly in Canada, reflecting a stronger economy, market share gains and a return to more normal trade inventory levels.  Contribution benefited from a gain on the sale of Moen's joint venture

  interest in Taiwan and from the implementation of assemble-to-

  demand processes, which allow Moen to produce finished goods based on orders received.

       Aristokraft, which is the number 2 kitchen and bath cabinet manufacturer, posted a strong double-digit contribution increase in the quarter.  Sales of the Decora brand were up over 20% year-

  to-date, supported by widespread acceptance by builders and remodelers of its new Keystone line.  The Aristokraft and Decora brands are benefiting from implementation of continuous flow manufacturing, which, over the past year, has resulted in a 22%

  decrease in inventories and significant reductions in scrap and waste.

       Master Lock, which has the number 1 padlock in the world,

  achieved record sales in the quarter, although increased brand spending on sales and pricing programs in response to intensely competitive conditions resulted in a substantial decline in contribution.  Master Lock's international sales were up 13% in the quarter and 11% year-to-date, with solid progress in European markets.

       Even with the pressure on Master Lock, we expect modest

  overall increases in sales and contribution from the hardware and home improvement category for the full year.  Long term, the fundamentals driving this category remain attractive, and these brands have excellent market positions.

  :::Distilled spirits brands:::

       The distilled spirits brands had record sales and

  contribution in both periods.  These brands are benefiting from continued international growth, price increases and new product introductions.  International contribution now accounts for about

  30% of total distilled spirits contribution.  Year-to-date results also benefited from the inclusion in the second quarter of an additional month of Whyte & Mackay results (change in fiscal year); this change will have an immaterial impact on results for the full year.

       The modest 2% year-to-date increase in contribution was

  achieved in spite of a 16% increase in marketing, primarily in support of new products in the North American market and of Whyte

  & Mackay branded products in the U.K.

       Worldwide case volume was off slightly in the quarter.  A

  4.5% volume decline in North America was mostly offset by a 7%

  increase in international markets.

       Contribution benefited from price increases on key products,

  including Jim Beam, the number one bourbon in the world, and

  DeKuyper, America's leading cordial brand.  In addition, North

  American results benefited from higher volume of two high margin new products - After Shock, a cinnamon liqueur introduced last year, and Avalanche Blue, a peppermint liqueur introduced in the second quarter of 1996.

       The 7% international case volume increase in the quarter was backed by strong gains in Australia, where Jim Beam is the nation's top selling spirit brand, in Germany, and in the U.K.

  private label business.  Year-to-date, international case

  shipments were up 4% on a comparable basis.

       Worldwide shipments of Jim Beam bourbon increased in the

  quarter, and export shipments of Jim Beam were up in both the quarter and nine months.  In India, the Whyte & Mackay joint venture began bottling in September and is commencing

  distribution this month.

       For the fourth quarter and full year, we continue to expect a small increase in contribution from the distilled spirits brands, even after adding back the one-time $17.8 million

  restructuring charge taken in the fourth quarter of 1995.



  :::Golf brands:::

       The golf brands achieved record sales and contribution in

  both the quarter and nine month periods, reflecting continued

  excellent performance by Titleist and Foot-Joy as well as the

  January 1996 acquisition of Cobra.  For the quarter, contribution was up 20%.

       This month, golf's most sensational young star, Tiger Woods,

  entered into a multi-year equipment and endorsement agreement to use exclusively Titleist and Cobra products, including Titleist golf balls, Titleist and Cobra Golf clubs and a Titleist golf bag.  Tiger played the Titleist golf ball in all six of his USGA

  Amateur Championships.  Using his King Cobra driver and Titleist ball, Tiger has been the longest driver in every event he has played as a professional and has already won two of his first seven starts on the PGA Tour.

       For the quarter, Titleist brand sales were up 10% on the

  strength of a 7% increase in top grade ball sales and a 42%

  increase in Titleist golf club sales.  Titleist, the number 1 ball in golf, is having an outstanding year, with more than 150 tournament wins and as the ball of choice of 70% of tour

  professionals worldwide.  The strong growth in Titleist golf club sales has been led by excellent gains for the Titleist DCI iron and Scotty Cameron putter.  The DCI iron has achieved strong market share gains on course, reaching a record 11.6% in the most recent measured two-month period and was the number 1 iron at the

  1996 PGA Club Professional Championship for the fourth

  consecutive year.  The Scotty Cameron by Titleist putter has been the number 1 (most played) putter on the PGA Tour five times this year, the first time in 30 years that any putter other than Ping has been number 1.

       The Foot-Joy brand continued its strong worldwide leadership in golf footwear and gloves with year-to-date unit increases of

  7% and 15%, respectively.  Particularly strong growth was

  achieved in Europe and Asia, each up over 20% in both shoes and gloves.

       Cobra, the leader in oversize irons, began shipping in mid-

  September the next generation of King Cobra oversize irons, the

  King Cobra II with the Integrated Quad System.  The King Cobra

  II, introduced with a high-energy presence last month at the Las

  Vegas PGA Show, has generated tremendous excitement, strong opening orders and excellent initial sell-through.  Early this year, Cobra launched the King Cobra Ti titanium metal wood.

  Production problems relating to the use of titanium in the King

  Cobra Ti increased production costs and diverted manufacturing resources, somewhat delaying marketing of the Ti metal woods and the launch of the new irons.  While these problems have now been resolved, and product mix is now well aligned with consumer demand, 1996 contribution from Cobra will fall short of our original expectations.  Longer term, we remain highly encouraged by the strong new products and the excellent response to the King

  Cobra II introduction.

       For the golf brands overall, we expect substantial

  contribution growth for the fourth quarter and full year,

  reflecting the addition of Cobra and continued excellent growth from the Titleist, Pinnacle and Foot-Joy brands.



  :::Office Products:::

       The office products brands continued their sustained growth,

  with a 12% contribution increase in the quarter.  Ongoing sales,

  excluding a divested operation, were up 5%, led by a 8% increase for ACCO North America.  Overseas, particularly strong growth was achieved in Australia, where ACCO is the market leader.  Overall,

  ACCO World is the global leader in office supplies.

       The margin improvement resulted from improved operating

  efficiencies and continued tight cost control.  With continued

  strong emphasis on enhancing returns, inventories declined 9%,

  even excluding the favorable impact of the divestiture.

       The sales gain was broad-based, with the ACCO and Rexel

  brands achieving strong growth, the Wilson Jones and Swingline brands recording double-digit increases, and the Kensington computer products brand posting outstanding growth.  Key new product introductions included an innovative see-through

  Swingline electronic stapler, a new portable computer security lock marketed under the Master Lock brand, and upgrades to the award-winning Kensington track ball computer mouse and Day-Timer

  Organizer software.

       We expect that the office products brands will continue to generate excellent growth in the fourth quarter, resulting in another excellent year.



                         Gallaher Highlights



       Gallaher, the number 1 tobacco company in the U.K., posted another solid contribution gain, improved operating margin, and an increase in cigarette market share.  Contribution was up 6% in sterling (5% in dollars), and sales were up 4% in sterling (3% in dollars) in the quarter.  The sales increase reflected record export sales, an additional month (change in fiscal year) for

  Gallaher Dublin -- the number 1 tobacco company in Ireland -- and higher selling prices.  Contribution further benefited from a shift in export mix towards higher margin European markets,

  effective cost control and enhanced productivity.  For the quarter, the operating margin (excluding excise taxes) increased from 40.2% to 41.4%.

       Gallaher's worldwide cigarette volume declined 0.5% in the quarter but increased 0.9% for the nine months.  In the U.K.,

  Gallaher's estimated share of consumer sales increased to 39.2%

  in the quarter, compared with 39.0% a year earlier.  Gallaher has maintained its powerful 54% share of the premium sector, largely reflecting the continued success of the Benson and Hedges Gratis gift program, while virtually doubling its share of the low-price sector to nearly 11%.  With ongoing trading down by some

  consumers, the premium sector accounted for about 48% of the market in the third quarter, compared with 50.2% a year earlier.

       In the low-price sector, Mayfair's share has increased to

  7.3%, compared with 5.6% a year ago.  Sovereign, which was just introduced in March, had achieved a 4.5% share of the sector by

  August, equivalent to 1.3% of the total market.  A line

  extension, Sovereign Lights, will be introduced next month.

       Exports increased 2% in the quarter.  The gain reflected

  strong volume gains in European Duty Free and France and was achieved despite a substantial decline in the former Soviet Union

  (FSU).  The FSU decline was due largely to market uncertainty around the Presidential election and temporary difficulties with the movement of goods within the FSU.  Despite these

  difficulties, the Sovereign brand has established a substantial market share, estimated at 8%, in Kazakhstan.  Gallaher is continuing to pursue potential joint venture discussions in the

  FSU and a possible venture in China.

       We expect continued solid contribution growth in sterling

  and very strong cash flow from Gallaher's brands for the full year.

                          *    *    *    *

       American Brands is an international consumer products

  holding company with headquarters in Old Greenwich, Connecticut.

  Its operating companies have powerhouse brands and leading market positions.  MasterBrand Industries has leading hardware and home improvement brands including Moen faucets, Master locks and

  Aristokraft cabinets.  Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and Old Grand-Dad bourbons, DeKuyper cordials and Whyte & Mackay Scotch.  Acushnet

  Company's golf brands include Titleist, Cobra, Pinnacle and Foot-

  Joy.  ACCO World Corporation's major office product brands include Day-Timer and Swingline.  Gallaher Limited sells tobacco products internationally, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.

                             *    *    *

       This press release contains statements relating to future

  results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

  Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory

  developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the

  Company's Securities and Exchange Commission filings.

                                # # #


                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                             Three Months
                                           Ended September 30,
                                            1996        1995     % Change

  Net Sales                               $2,920.1    $2,895.3       0.9

      Cost of sales                        2,210.1     2,205.2       0.2

      Advertising, selling, general
           and administrative expenses       408.8       410.8      (0.5)

      Amortization of intangibles             26.9        23.6      14.0

      Interest and related expenses           43.4        36.1      20.2

      Other (income) expenses, net            (0.2)       (5.4)    (96.3)

      Gain on disposal of
      businesses, net                            -        20.0         -

  Income Before Income Taxes                 231.1       245.0      (5.7)

      Income taxes                            94.4        91.7       2.9

  Income Before Extraordinary Items          136.7       153.3     (10.8)

      Extraordinary items                        -           -         -

  Net Income                                 136.7       153.3     (10.8)

  Earnings Per Common Share

   Primary

    Income from operations                   $0.80       $0.72      11.1

    Businesses disposed                          -        0.10         -

    Income before extraordinary items         0.80        0.82      (2.4)

    Extraordinary items                          -           -         -

          Net income                         $0.80       $0.82      (2.4)

   Fully diluted

    Income from operations                   $0.79       $0.71      11.3

    Businesses disposed                          -        0.09         -

    Income before extraordinary items         0.79        0.80      (1.3)

    Extraordinary items                          -           -         -

          Net income                         $0.79       $0.80      (1.3)


  Avg. Common Shares Outstanding
    Primary                                  170.4       184.7      (7.7)
    Fully diluted                            173.9       191.7      (9.3)




                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                              Nine Months
                                           Ended September 30,
                                            1996        1995     % Change

  Net Sales                               $8,144.0    $8,282.5      (1.7)

      Cost of sales                        6,087.6     6,227.2      (2.2)

      Advertising, selling, general
           and administrative expenses     1,216.4     1,269.5      (4.2)

      Amortization of intangibles             80.3        71.8      11.8

      Interest and related expenses          133.4       122.2       9.2

      Other (income) expenses, net            (3.5)      (21.4)    (83.6)

      Gain on disposal of
      businesses, net                            -        20.0         -

  Income Before Income Taxes                 629.8       633.2      (0.5)

      Income taxes                           247.0       244.2       1.1

  Income Before Extraordinary Items          382.8       389.0      (1.6)

      Extraordinary  items                   (10.3)       (2.7)        -

  Net Income                                 372.5       386.3      (3.6)

  Earnings Per Common Share

   Primary

    Income from operations                   $2.19       $1.95      12.3

    Businesses disposed                          -        0.10         -

    Income before extraordinary items         2.19        2.05       6.8

    Extraordinary items                      (0.06)      (0.01)        -

          Net income                         $2.13       $2.04       4.4

   Fully diluted

    Income from operations                   $2.15       $1.92      12.0

    Businesses disposed                          -        0.09         -

    Income before extraordinary items         2.15        2.01       7.0

    Extraordinary items                      (0.06)      (0.01)        -

          Net income                         $2.09       $2.00       4.5


  Avg. Common Shares Outstanding
    Primary                                  174.3       189.1      (7.8)
    Fully diluted                            178.8       198.3      (9.8)

                                 (NOTES FOLLOW)
                              AMERICAN BRANDS, INC.

NOTES:

  (1)  Net sales by business segment are as follows (in millions):

                                          Three Months
                                         Ended Sept. 30,
                                         1996      1995     %Change
       International Tobacco (a)       $1,762.0  $1,711.5     3.0
       Distilled Spirits (a)              309.2     307.3     0.6
       Hardware & Home Improve.           349.1     327.9     6.5
       Prods.
       Office Products                    304.3     300.1     1.4
       Golf & Leisure Products (b)        195.5     136.5    43.2
                                        2,920.1   2,783.3     4.9
       Businesses Disposed (c)                -     112.0       -
                                       $2,920.1  $2,895.3     0.9

                                          Nine Months
                                         Ended Sept. 30,
                                         1996      1995     %Change
       International Tobacco (a)       $4,723.1  $4,568.6     3.4
       Distilled Spirits (a)              892.7     877.8     1.7
       Hardware & Home Improve.         1,005.8     962.4     4.5
       Prods.
       Office Products                    853.3     844.6     1.0
       Golf & Leisure Products (b)        669.1     478.8    39.7
                                        8,144.0   7,732.2     5.3
       Businesses Disposed (c)                -     550.3       -
                                       $8,144.0  $8,282.5    (1.7)


       Operating company contribution by business segment are as follows (in millions):

                                          Three Months
                                         Ended Sept. 30,
                                         1996      1995     %Change
       International Tobacco             $160.2    $153.2     4.6
       Distilled Spirits                   61.5      59.9     2.7
       Hardware & Home Improve.            51.8      47.1    10.0
       Prods.
       Office Products                     24.5      21.8    12.4
       Golf & Leisure Products (b)         22.0      18.4    19.6
                                          320.0     300.4     6.5
       Businesses Disposed (c)                -       1.6       -
                                         $320.0    $302.0     6.0

                                          Nine Months
                                         Ended Sept. 30,
                                         1996      1995     %Change
       International Tobacco             $413.1    $403.6     2.4
       Distilled Spirits                  154.6     152.2     1.6
       Hardware & Home Improve.           153.0     150.2     1.9
       Prods.
       Office Products                     65.0      58.1    11.9
       Golf & Leisure Products (b)        116.6      79.1    47.4
                                          902.3     843.2     7.0
       Businesses Disposed (c)                -       7.5       -
                                         $902.3    $850.7     6.1

                              AMERICAN BRANDS, INC.

NOTES (CONTINUED):

      (a) Federal and foreign excise taxes included in net sales and cost of sales are as follows (in millions):

                                 Three Months         Nine Months
                                Ended Sept. 30,     Ended Sept. 30,
                                1996      1995      1996       1995
            International
             Tobacco          $1,375.4  $1,330.4  3,675.4    $3,528.0
            Distilled
             Spirits             107.4     112.1    309.7       331.5
                              $1,482.8  $1,442.5  3,985.1    $3,859.5

      (b) In January 1996, the Company acquired Cobra Golf for an aggregate cost of approximately $715 million in cash, including fees and expenses. These costs exceeded the fair value of net assets acquired by approximately $650 million. Cobra's operations have been included in consolidated results from the date of acquisition.

      (c) Businesses disposed includes the results of operations of nonstrategic businesses, principally U.K.-based Retail distribution (Forbuoys sold July 24, 1995) and Housewares (Prestige sold May 2,
            1995).

  (2) On October 8, 1996, the Company announced plans to spin off its U.K.-based Gallaher tobacco business. When the spin off is completed, the name of the Company will be changed to Fortune Brands. Following the transaction, the Company's shareholders will own shares in two publicly-traded companies - Gallaher and Fortune Brands.

       To allocate the overall debt burden of the Company at the time of the spin off, Gallaher will borrow and pay to Fortune Brands approximately $1.4 billion. Fortune will use the proceeds (approximately $1.25 billion after taxes) initially to pay down short-term debt. The Gallaher debt will be in addition to its seasonal working capital requirements.

       Completion of the transaction is contingent upon receipt of favorable tax rulings and relevant stockholder approvals. The transaction is expected to be completed in approximately six to ten months.









                              AMERICAN BRANDS, INC.

NOTES (CONTINUED):

       The combined initial annualized dividend per share currently contemplated by the management of both companies (Fortune Brands and Gallaher) will equal, based on a $1.56 sterling exchange rate, the existing $2.00 per share American Brands dividend. U.S. and eligible U.K. taxpayers will effectively receive about another 30 cents, or 15%, for a total of about $2.30. This added benefit comes in the form of a refund or credit of the U.K. Advance Corporation Tax that is paid by Gallaher on its dividends. U.S. taxpayers will be entitled to a cash refund of the A.C.T. paid by Gallaher less applicable U.K. withholding taxes which can be credited against their U.S. income tax liability. The U.S. foreign tax credit is subject to complicated limitations. Future dividends for Fortune Brands and Gallaher will be determined by the respective Boards of each company following the spin off.

  (3) The Company completed its previously announced disposition of nonstrategic businesses and product lines in 1995 and, as a result, $20 million that was provided in 1994 in connection with the disposition was reversed in the third quarter of 1995. The effects of this reversal were as follows (in millions):

                           Three Months               Nine Months
                               Ended                     Ended
                           1996    1995  % Change     1996    1995  % Change
     Income:
     Income from opers.   $136.7  $133.5    2.4      $382.8  $369.3    3.7
     Businesses disposed       -    (0.2)     -           -    (0.3)     -
     Gain on disposal of
     businesses, net           -    20.0      -           -    20.0      -
     Income before
     extraordinary items  $136.7  $153.3  (10.8)     $382.8  $389.0   (1.6)

  (4) On December 12, 1996, the Company will redeem its 7-3/4% Eurodollar Convertible Debentures, Due 2002, its 5-3/8% Eurodollar Convertible Debentures, Due 2003 and its 5-3/4% Eurodollar Convertible Debentures, Due 2005. The aggregate principal amount currently outstanding of these debentures is less than $20 million and total shares issuable upon conversion are less than 600,000. The costs related to the redemption of these debentures will be immaterial.










                              AMERICAN BRANDS, INC.

  NOTES (CONCLUDED):

       On March 5, 1996, the Company redeemed its $150 million 7- 5/8% Eurodollar Convertible Debentures, Due 2001 at a redemption price of 103.8125% of the principal amount plus accrued interest. On March 1, 1996, the Company redeemed its $150 million 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded an extraordinary items charge of $10.3 million ($15.8 million pretax), or six cents per Common share, and reduced the number of fully diluted shares outstanding by 2.8 million.

       On April 11, 1995, holders of $199.5 million of the $200 million 5-3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their Debentures at a price of 114.74% plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest. In connection with this exercise, the Company recorded an extraordinary item charge of $2.7 million ($4.1 million pretax), or one cent per Common share, and reduced the number of fully diluted shares outstanding by 5.1 million.

  (5) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

       On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.



                              AMERICAN BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                  BALANCE SHEET
                                  (In millions)

                                                 September 30,  December 31,
                                                    1996           1995
  Assets                                         (Unaudited)
     Current Assets
        Cash and Cash Equivalents                    $159.2       $139.9
        Accounts Receivable, Net                    1,454.8        984.4
        Inventories                                 1,353.5      1,840.2
        Other Current Assets                          241.3        199.5
                                                   --------     --------
          Total Current Assets                      3,208.8      3,164.0

     Property, Plant and Equipment, Net             1,141.1      1,137.3
     Intangibles Resulting From
       Business Acquisitions, Net                   3,890.8      3,305.2
     Other Assets                                     447.3        414.7
                                                   --------     --------
   Total Assets                                    $8,688.0     $8,021.2
                                                  =========    =========
  Liabilities and Stockholders' Equity

     Current Liabilities
        Short-Term Debt                              $758.9       $297.4
        Current Portion - Long-Term Debt               78.1        413.4
        Other Current Liabilities                   2,098.6      1,700.5
                                                   --------     --------
          Total Current Liabilities                 2,935.6      2,411.3

     Long-Term Debt                                 1,590.9      1,154.6
     Other Long-Term Liabilities                      566.5        578.1
                                                   --------     --------
          Total Liabilities                         5,093.0      4,144.0
     Stockholders' Equity                           3,595.0      3,877.2
                                                   --------     --------
   Total Liabilities and Stockholders' Equity      $8,688.0     $8,021.2
                                                  =========    =========